Quartz Mountain Resources Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED OCTOBER 31, 2015

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2015
MANAGEMENT’S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2015
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.1      DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited condensed interim consolidated financial statements of Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") for the three months ended October 31, 2015 and audited consolidated financial statements of Quartz Mountain Resources Ltd. and related MD&A for the year ended July 31, 2015, as publicly filed on SEDAR at www.sedar.com. All monetary amounts herein are expressed in Canadian dollars unless otherwise stated.

The Company reports in accordance with International Financial Reporting Standards ("IFRS") and the following disclosure, and associated financial statements, are presented in accordance with IFRS. All comparative information provided is in accordance with IFRS.

For the purposes of the discussion below, date references refer to calendar year and not the Company's fiscal reporting period.

This MD&A is prepared as of December 3, 2015.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this disclosure, other than statements of historical facts, that address permitting, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company’s projects will obtain all required environmental and other permits and all land use and other licenses, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and exploitation successes, continuity of mineralization, potential environmental issues and liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition or litigation, exploration and development of properties located within First Nations treaty and asserted territories may affect or be perceived to affect treaty and asserted aboriginal rights and title, which may cause permitting delays or opposition by First Nation communities, changes in laws and government policies regarding mining and natural resource exploration and exploitation, continued ability of the Company to raise necessary capital, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company reviews its forward looking statements on an on-going basis and updates this information when circumstances require it.

1.2      OVERVIEW

The information comprised in this MD&A relates to Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Company"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2015
MANAGEMENT’S DISCUSSION AND ANALYSIS

Quartz Mountain is an exploration and development company focused on acquiring and exploring mineral prospects in British Columbia ("BC").

The Company holds a 100% interest in the Galaxie Project, which is situated in the Stikine Terrane, a prospective region in northwestern BC that hosts a number of important copper and gold deposits. There is potential for the discovery of bulk tonnage copper-gold and/or molybdenum and vein-type precious and base metal deposits at the Galaxie Project. Historical exploration identified several mineral occurrences in the project-area, including the Gnat porphyry copper deposit.

In 2012, Quartz Mountain completed ground surveys in the vicinity of the Gnat deposit and in a number of other prospective areas on the property. Several new targets were identified by the surveys. Two holes were drilled at the Gnat deposit to follow up on the ground surveys. These holes encountered intervals of 55.7 metres grading 0.44% copper and 91.0 metres grading 0.37% copper and confirmed the presence of porphyry mineralization in the Gnat deposit. The 2013 technical report suggests that the potential at the Gnat deposit and in its vicinity has not been fully tested.

Additional ground exploration was carried out in several of the other prospective areas on the property in 2013. A series of alkali intrusions - known to be the principal hosts for porphyry copper-gold deposits elsewhere in the Stikine-Iskut porphyry belt - were observed in an area known as the Hu target. The potential for mineralization associated with the intrusions at Hu warrants further exploration.

Market conditions, which have made financing for exploration projects very difficult over the past several years. In 2016, the Company will continue to seek partners to advance exploration through joint venture or by farming out Galaxie and its other exploration project.

1.2.1    Agreements – Galaxie Project

Sale Agreement with Finsbury Exploration Ltd.

Quartz Mountain acquired a 100% interest in the Galaxie Project from Finsbury Exploration Ltd. ("Finsbury") through a sale agreement (the "Sale Agreement") dated July 27, 2012. The Galaxie Project acquired from Finsbury included an area of 1,488 square kilometres, comprised of three mineral claims totalling approximately 1,294 hectares (the "Gnat Pass Property") and surrounding mineral claims staked by Finsbury to that time.

Pursuant to the terms of the Sale Agreement, Quartz Mountain issued 2,038,111 shares to Finsbury and also assumed the rights and obligations of Finsbury under a mineral property purchase agreement (the "Bearclaw Agreement") between Finsbury and Bearclaw Capital Corp. ("Bearclaw") relating to the Gnat Pass Property. Quartz Mountain also assumed the rights and obligations under a net smelter returns ("NSR") royalty agreement which requires the payment to Bearclaw of a 1% NSR royalty on the Gnat Pass Property up to a maximum of $7,500,000.

The remaining payment obligations to Bearclaw for the Gnat Pass Property under the Bearclaw Agreement assumed by Quartz Mountain consisted of:

  a payment of $50,000 to Bearclaw (paid);

  the issuance of a convertible debenture (the “Debenture”) to Bearclaw in the amount of $650,000, bearing an interest rate of 8% per annum and with a maturity date of October 31, 2014 (issued; however, the interest rate and maturity date were later amended – see below); and

  the issuance to Bearclaw of 1,000,000 shares in the capital of Quartz Mountain (issued).

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2015
MANAGEMENT’S DISCUSSION AND ANALYSIS

July 2013 Amendment to the Debenture

In July 2013, Quartz Mountain and the holder of the Debenture entered into an agreement to amend the Debenture, whereby the Galaxie Joint Venture made a $50,000 principal payment toward the Debenture, reducing the outstanding balance to $600,000. The interest rate was increased to 10% per annum, and the maturity date was extended to October 31, 2014.

October 2014 Amendment to the Debenture

Effective October 1, 2014, Quartz Mountain and Bearclaw further amended the terms of the Debenture (hereafter referred to as the “Amended Debenture”), pursuant to which:

  the Company made a principal payment of $50,000 to Bearclaw against the Debenture (completed October 8, 2014);

  the remaining balance (the “Principal Sum”) of $550,000 is repayable in equal annual installments of $50,000, commencing on January 31, 2015; and

  effective October 1, 2014, the principal amount outstanding bears interest at 7.5% per annum, payable quarterly in arrears.

Upon a completion by the Company of an equity financing (the “New Financing”) for a minimum amount of $1,000,000, at least 50% of any outstanding balance of the then-outstanding Principal Sum along with any interest accrued thereon will be automatically converted (the “Automatic Conversion”) into the Company’s common shares. Bearclaw may elect to convert, concurrent with the Automatic Conversion, any portion of the remaining 50% of the then-outstanding Principal Sum and accrued interest thereon (the “Optional Conversion”) into Quartz Mountain common shares. For the purposes of Automatic Conversion and Optional Conversion, subject to the rules and policies of the TSX Venture Exchange (“TSX-V”), the conversion price will be the greater of (i) the volume-weighted average trading price of common shares of the Company on the TSX-V for the 20 consecutive trading days ending on the fifth trading day preceding the date of such conversion, and (ii) the price at which the Company issues common shares pursuant to the New Financing. For the purposes of Automatic Conversion and Optional Conversion of any accrued interest, the conversion price will be the market price of the Company’s common shares on the date of conversion. Bearclaw does not have an option to convert the Amended Debenture into the Company’s common shares except pursuant to these Automatic Conversion and Optional Conversion provisions.

1.2.2    Technical Programs – Galaxie Project

Exploration of the Galaxie Project was summarized in a technical report (the “2013 technical report”) entitled “Technical Report on the Galaxie Project, Liard Mining Division, British Columbia” effective date April 30, 2013 by B.K. (Barney) Bowen, PEng, and the disclosure here has been updated with information on the 2013 program from Company files. No programs were carried out on the Galaxie Project in 2014 and 2015 and none are currently planned for 2016.

The Galaxie Project is located on Highway 37, approximately 24 kilometres south of Dease Lake, BC. The Project-area currently consists of 158 mineral claims covering an area of 57,618.2 hectares.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2015
MANAGEMENT’S DISCUSSION AND ANALYSIS

Paved Highway 37 passes through the center of the Galaxie Project and provides year-round direct access to the adjacent project-area, including the Gnat Pass Property. Other parts of the Galaxie Project can be accessed by helicopter.

The operating season for surface exploration is from early June through to early October. Because of its close proximity to Highway 37, diamond drilling activities at the Gnat deposit, which is within the Gnat Pass Property, can be carried out throughout the year.

Dease Lake (population of about 600) offers an array of services, including motel accommodations, food, fuel, a variety of small equipment operators, post office, health clinic and government services. Mining and exploration make up the most substantial industry. Regional Power manages the off-grid Dease Lake Generating Station, located about 30 km west of Dease Lake. The facility supplies the entire energy load for the community of Dease Lake. A 287-kilovolt transmission line, extending 344 kilometres from the existing Skeena substation south of Terrace to a new substation near Bob Quinn Lake (located about 180 kilometres by road south of Dease Lake) was completed in 2014. It supplies the new mine development at Imperial Metals Corporation’s Red Chris Project by way of a spur line from Bob Quinn Lake.

Geology and Mineralization

The Galaxie Project is underlain mainly by volcanic, intrusive and lesser sedimentary rocks of the Middle Triassic to Lower Jurassic Stikine Terrane which, elsewhere in northern British Columbia is known to host the large Red Chris, Schaft Creek, Galore and KSM and Snowfield porphyry deposits. Upper Triassic Stuhini Group volcanic rocks and a quartz feldspar porphyry dike complex host the Gnat copper deposit. The Gnat deposit is located near the northern contact of the Late Triassic to Middle Jurassic, multiphase Hotailuh Batholith-Three Sisters Pluton intrusive complex, which occupies most of the remainder of the Galaxie project-area and hosts a number of base and/or precious metals prospects and showings.

History

The first record of exploration in the Gnat Pass Property area was in 1960 when prospecting work by Cassiar Asbestos Corporation discovered copper mineralization in the vicinity of Lower Gnat Lake. Since that time, at least nine companies have explored the property completing geological mapping, rock, soil and stream sediment geochemical sampling, magnetic and induced polarization (“IP”) geophysical surveys and diamond drilling during the periods of 1960-1971, 1990-1996 and in 2005. Most of the historical work focused on the Gnat deposit and occurrences in the vicinity.

During the period 1965-1969, previous operators completed 18,390 metres of diamond drilling in 110 holes in this area. Most of this historical drilling focused on the Gnat deposit and carried out over an area measuring about 600 metres by 600 metres, down to a maximum depth of about 300 metres below surface.

A historical estimate of "indicated reserves" of about 30 million tonnes grading 0.389% Cu for the Gnat deposit was reported by Lytton Minerals Ltd, in 1972. The estimate uses categories that are not recognized by National Instrument 43-101 Standards of Disclosure for Mineral Projects. The qualified person for the 2013 technical report has not done sufficient work to classify the historical estimate as a current mineral resource or mineral reserve. Quartz Mountain is not treating the historical estimate as current.

Past work on other mineral occurrences in the Galaxie Project area includes:

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2015
MANAGEMENT’S DISCUSSION AND ANALYSIS

  At Hu, during the period 1969 to 2007, several mining companies carried out: silt, soil and rock geochemical sampling; geological mapping; Induced Polarization ("IP") and ground magnetic surveys; and 22 bulldozer trenches.

  At Disco, Stikine Moly and Stikine, during the period 1970-79, two companies carried out: silt, soil and rock geochemical sampling; geological mapping; IP, ground magnetic and VLF surveys; and limited hand trenching and test-pitting.

  At Nup, during the period 1970 to 2008, nine mining companies and one individual carried out: silt, soil and rock geochemical sampling; geological mapping; IP and ground magnetic surveys; and limited hand trenching and test-pitting. Three diamond drilling programs (14 holes) tested porphyry molybdenum+/-copper showings and soil geochemical anomalies.

  At Pat, during the period 1971-76, two companies carried out: grid soil surveys; IP and ground magnetic surveys; and a refraction seismic survey.

Current Target Areas

Gnat Deposit

In 2012, Quartz Mountain relogged historical drill holes and carried out geological mapping in the Gnat deposit-area. Two deep diamond drill holes totaling 1,164 metres were also drilled to test for continuation of copper mineralization beneath the historical reserve estimate. Hole GT12001 intersected two intervals of significant copper mineralization, including 56 metres grading 0.44% Cu, well below the extent of the historical estimate, demonstrating that porphyry-style copper mineralization in the Gnat deposit extends over a known vertical range of about 500 metres. In their lower portions, both holes encountered a major thrust fault which has structurally superimposed older deposit host rocks over younger Hazelton Group sedimentary rocks.

Geological mapping in the Gnat deposit area identified porphyry-style hydrothermal alteration characterized by occurrences of k-feldspar veining and flooding, tourmaline in veins or breccia bodies and chalcopyrite mineralization over a west-northwest trending zone measuring about 3.5 kilometres long by 700 metres to 1,000 metres wide. Contained within this large 'hydrothermal footprint' are the Creek Zone and Moss copper prospects, the two main known mineralized zones outside of the Gnat deposit area (see figure below).

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2015
MANAGEMENT’S DISCUSSION AND ANALYSIS

There is considerable room to explore for new zones of copper mineralization at moderate to greater depths in portions of the Gnat deposit, in the Creek Zone and Moss prospect areas, and elsewhere along the 3.5 kilometre-long zone of porphyry-style hydrothermal alteration. Mineralization may include porphyry-type deposits or more constrained, but possibly higher grade, mineralized breccia bodies.

Other Targets

Preliminary prospecting of two gossans in the Dalvenie East area in 2012 located encouraging copper mineralization, occurring in chalcopyrite +/- bornite veins up to 10 cm wide, hosted in chlorite-altered diorite to monzodiorite wall rocks. Narrow k-feldspar alteration envelopes surrounding the veins also contain chalcopyrite and bornite. Magnetic signatures at Dalvenie East suggest that regional-scale faults, or subsidiary faults related to them, could control vein-type or fault-controlled copper-gold mineralization similar to that seen at the nearby Dalvenie prospect. This target was not followed up in 2013.

In 2013, an associated company completed ground exploration programs at some of the priority areas that Quartz Mountain had identified in 2012. At Hu, a series of alkali intrusions which are known to be the principal hosts in the Stikine-Iskut porphyry belt for porphyry copper-gold deposits were observed. The potential of the intrusions at Hu warrants assessment through further exploration.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2015
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.2.3    Other Properties

ZNT Project

The Company holds a 100% interest in the ZNT property, which consists of 21 claims covering an area of 10,171.6 hectares located in central British Columbia, some 15 kilometres southeast of the town of Smithers, BC. The property was staked by Quartz Mountain in 2012. Target definition was carried out in 2012 and 2013, and an initial drilling program was done but no economic mineralization was encountered. No further work is planned.

Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. The Angel's Camp property is currently held by Alamos Gold Inc.

1.2.4    Market Trends

The discussion in this section references calendar years and dollar amounts are stated in United States dollars.

Copper prices have been variable since late 2011 and averaged lower in each of the past three years. Prices continue to be variable in 2015.

The gold price was on an uptrend for several years to 2012. Prices decreased in 2013. In 2014 and so far in 2015, gold prices have been variable, with a decrease in the average price.

An upward trend in silver prices began in 2010 and extended to late September 2011, with prices reaching as high as $43/oz. Between October 2011 and the end of 2012, prices ranged from $26/oz to $35/oz and then trended downward in 2013. Prices have been variable in 2014 and 2015, with an overall decrease in the average price.

Average annual prices for the past five years as well as the average prices of copper (Cu), gold (Au) and silver (Ag) including so far in 2015 calendar year are shown in the table below:

Calendar Year	Metal Prices (US$)
	Cu	Au	Ag
2011	4.00/lb	1,572/oz	35.25/oz
2012	3.61/lb	1,669/oz	31.16/oz
2013	3.32/lb	1,410/oz	23.80/oz
2014	3.11/lb	1,266/oz	19.08/oz
2015 to the date of this MD&A	2.52/lb	1,166/oz	15.81/oz

Source: www.metalprices.com

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2015
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.3        SELECTED ANNUAL INFORMATION

Not applicable.

1.4        SUMMARY OF QUARTERLY RESULTS

These amounts are expressed in thousands of Canadian Dollars, except per share amounts and the weighted average number of common shares outstanding. Minor differences are due to rounding.

Fiscal Quarter Ended
	Oct-31	Jul-31	Apr-30	Jan-31	Oct-31	Jul-31	Apr-30	Jan-31
	2015	2015	2015	2015	2014	2014	2014	2014
Loss for the period	$ 126	$ 993	$ 115	$ 111	$ 191	$ 117	$ 154	$ 220
Basic and diluted loss per common share	$ 0.00	$ 0.04	$ 0.00	$ 0.01	$ 0.01	$ 0.00	$ 0.02	$ 0.01

The Company does not currently generate revenue from its operations and the variations in its total loss are due in large part to the changes in its exploration and evaluation activities from quarter to quarter. The atypically large loss for the quarter ending July 31, 2015 was due to the recording of an impairment in the Company's mineral property interests that was triggered primarily by suppressed prices of the Company’s shares as the capital markets for junior resource companies continued to be challenging.

1.5        RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following financial data has been prepared in accordance with IFRS and are expressed in Canadian dollars unless otherwise stated.

1.5.1      Loss for the quarter ended October 31, 2015 vs. 2014

Net loss for the fiscal quarter ended October 31, 2015 was $126,000, compared to a net loss of $191,000 for the fiscal quarter ended October 31, 2014.

During the current quarter, no exploration and evaluation expenses were incurred. The following table provides a breakdown of general and administrative expenses incurred during the quarters ended October 31, 2015 and 2014:

	Three months ended
	October 31,	October 31,
	2015	2014
Legal, accounting and audit	$24,913	$30,291
Office and administration	88,161	137,271
Regulatory, trust and filing	4,109	7,514
Shareholder communications	322	1,578
	$117,505	$176,654

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2015
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.6      LIQUIDITY

Historically, the Company's primary source of funding has been the issuance of equity securities for cash through private placements to sophisticated investors and institutions. The Company is in the process of acquiring and exploring mineral property interests. The Company's continuing operations are entirely dependent upon the ability of the Company to obtain the necessary financing to complete the exploration and development of its projects, the existence of economically recoverable mineral reserves at its projects, the ability of the Company to obtain the necessary permits to mine, on future profitable production of any mine and the proceeds from the disposition of its mineral property interests.

At October 31, 2015, the Company had cash on hand of $413,000 and a working capital deficit of $2.7 million. Substantially all of the total short-term liabilities at October 31, 2015 were payable to Hunter Dickinson Services Inc. ("HDSI") (1.9 Transactions with Related Parties). The Company is delaying payments to related parties until financing can be arranged.

The Company believes that its liquid assets at October 31, 2015 are sufficient to meet its known obligations (other than the amounts payable to HDSI) over the next 12 months and to maintain its core mineral rights in good standing for this next 12 month period. The Company is actively managing its cash reserves, and activities have been significantly curtailed in order to ensure its ability to meet payments as they come due.

Additional debt or equity financing will be required to fund additional exploration or development programs. However, there can be no assurance that the Company will continue to obtain additional financial resources or that it will be able to achieve positive cash flows.

Financial market conditions for junior exploration companies have resulted in prolonged depressed equity prices. Continued deterioration in market conditions will further increase the cost of obtaining capital and significantly limit the availability of funds to the Company in the future. Accordingly, management is actively monitoring the effects of the current economic and financing conditions on the Company’s business and eliminating spending on discretionary and capital items.

The Company has no material capital lease or operating lease obligations. The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7      CAPITAL RESOURCES

The Company had no material commitments for capital expenditures as at October 31, 2015.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

At October 31, 2015, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

As the Company continues to incur losses in support of exploration activities on its projects, shareholders’ equity has come to be in a deficit position.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2015
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.8       OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9        TRANSACTIONS WITH RELATED PARTIES

Key management personnel

The required disclosure for the transactions and balances with HDSI is provided in Note 8(b) of the unaudited condensed interim consolidated financial statements for the quarter ended October 31, 2015 and 2014. These are also available at www.sedar.com.

Hunter Dickinson Inc.

Description of the relationship

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary Hunter Dickinson Services Inc. ("HDSI") are private companies established by a group of mining professionals engaged in advancing mineral properties for a number of publicly-listed exploration companies, one of which is the Company. The following directors or officers of the Company also have a role within HDSI.

Individual	Role within the Company	Role within HDSI
Ronald Thiessen	President, Chief Executive Officer and Director	Director
Lena Brommeland	Executive Vice President	Employee
Robert Dickinson	Director	Director
Scott Cousens	Director	Director
Michael Lee	Chief Financial Officer	Employee
Trevor Thomas	General Counsel and Corporate Secretary	Employee

The business purpose of the related party transactions

HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on an as-needed and as-requested basis from the Company.

HDSI also incurs third party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and technology services.

As a result of this relationship, the Company has access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients. The Company is also able to eliminate many of its fixed costs, including rent, technology, and other infrastructure which would otherwise be incurred for maintaining its corporate offices.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2015
MANAGEMENT’S DISCUSSION AND ANALYSIS

The measurement basis used

The Company procures services from HDSI pursuant to an agreement dated July 2, 2010. Services from HDSI are provided on a non-exclusive basis as required and as requested by the Company. The Company is not obligated to acquire any minimum amount of services from HDSI. The fees for services from HDSI are determined based on a charge-out rate for each employee performing the service and for the time spent by the employee. Such charge-out rates are agreed and set annually in advance.

Third party costs are billed at cost, without markup.

Ongoing contractual or other commitments resulting from the related party relationship

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either of the Company or HDSI.

Transactions and balances

The required disclosure for the transactions and balances with HDSI is provided in Note 8(b) of the unaudited condensed interim consolidated financial statements for the quarter ended October 31, 2015 and 2014. These are also available at www.sedar.com.

1.10      FOURTH QUARTER

Not applicable.

1.11      PROPOSED TRANSACTIONS

There are no proposed material assets or business acquisitions or dispositions before the Board of Directors for consideration.

1.12      CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a Venture Issuer.

1.13      CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in Notes 2 of unaudited condensed interim consolidated financial statements for the quarter ended October 31, 2015, publicly available on SEDAR at www.sedar.com.

1.14      FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amounts of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and balances due to related parties, approximate their fair values due to their short-term nature.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2015
MANAGEMENT’S DISCUSSION AND ANALYSIS

The required disclosure is provided in note 13 of the Company’s audited consolidated financial statements as at and for the year ended July 31, 2015, publicly available on SEDAR at www.sedar.com.

1.15      OTHERMD&A REQUIREMENTS

1.15.1   Additional Disclosure for Venture Issuers Without Significant Revenue

(a)	exploration and evaluation assets or expenditures	The required disclosure is presented in Section 1.5 of this MD&A.

(b)	expensed research and development costs	Not applicable

(c)	intangible assets arising from development	Not applicable

(d)	general and administration expenses	The required disclosure is presented in Section 1.5 of this MD&A.

(e)	any material costs, whether expensed or recognized as assets, not referred to in paragraphs (a) through (d)	None

1.15.2   Disclosure of Outstanding Share Data

The following details the share capital structure as at the date of this MD&A:

Number
Common shares	27,299,513
Share options	768,000

The Debenture is subject to mandatory and optional conversion provisions that trigger upon a completion by the Company of an equity financing for a minimum amount of $1,000,000 (see Section 1.2 Overview).

1.15.3   Internal Controls over Financial Reporting Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE THREE MONTHS ENDED OCTOBER 31, 2015
MANAGEMENT’S DISCUSSION AND ANALYSIS

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

1.15.4   Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

1.15.5   Limitations of Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.16      RISK FACTORS

Please refer to "Risk Factors" discussed in the Company’s MD&A for the year ended July 31, 2015 filed under the Company’s profile on SEDAR at www.sedar.com.